Consent of Independent Registered Public Accounting Firm

The Board of Directors
Answers Corporation

We consent to the use of our report dated March 9, 2009, with respect to the consolidated balance sheets of Answers Corporation and Subsidiary (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2008, incorporated herein by reference and to the reference of our firm under the heading “Experts” in the prospectus.

Our report with respect to the consolidated financial statements refers to the adoption by the Company, effective January 1, 2008, of Financial Accounting Standards Board Statement No. 157 “Fair Value Measurements”.

/s/ Somekh Chaikin
_______________________________
Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

Jerusalem, Israel
June 15, 2009